TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
www.troutmansanders.com
TELEPHONE: 212-704-6000
FACSIMILE: 212-704-6288

Henry I. Rothman	Direct Dial:212-704-6179
henry.rothman@troutmansanders.com	Fax:212-704-5950

August 18, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:      Mr. H. Roger Schwall
Assistant Director

Re: Western Goldfields, Inc.
        Registration Statement on Form SB-2
        SEC File No. 333-134269
        Form 10-KSB for the Fiscal Year Ended December 31, 2005
        SEC File No. 0-50894

Dear Mr. Schwall:
On behalf of Western Goldfields, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 16, 2006, with respect to the Company’s Registration Statement on Form SB-2 (the “Form SB-2”), filed with the Commission on May 19, 2006. Attached hereto as Exhibit A is a clean version of Amendment No. 1 to the Form SB-2 (the “Form SB-2/A”). The Company has also updated sections in the Form SB-2/A as applicable, for events that have occurred since filing the Form SB-2 on May 1, 2006 and includes restated financial statements and the notes thereto for the fiscal year ended December 31, 2005 and financial statements and the notes thereto for the fiscal period ended June 30, 2006.

Courtesy copies of this letter and clean and marked versions of the Form SB-2/A have been sent to the Commission’s examiners via courier. The marked copy of the each of the Form SB-2/A indicates the changes from the Form SB-2 previously filed with the Commission.

All responses provided herein are based solely on information provided by the Company.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

August 18, 2006

For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

General

1.
As disclosed in the definitive proxy statement filed on May 24, 2006, you sought shareholder approval for an increase in authorized shares from 100 million to 500 million. We note also that a condition to the exercise of the warrants and options issued in the February 2006 financing was the approval by shareholders of the amendment relating to the increase in authorized shares. At the time of the initial registration statement, such approval was not yet obtained.

It appears therefore that the options and warrants you propose to include in the registration statement were not “outstanding” at the time of filing the initial registration statement.

•
Provide your analysis of why you believe the sale of shares underlying such securities had been completed in a private placement under Section 4(2) such that it was appropriate to register such shares for resale at the time of your initial filing.

•	Also advise us of the results of the shareholder meeting scheduled for June 14,2006, in which approval was being sought to increase the number of authorized shares.

•	Lastly, advise us how you propose to address this situation.

We may have further comment.

RESPONSE: On February 13, 2006, the Company closed the initial $3,700,000 of a private placement financing of $6,000,000. The Company sold 12,333,333 units at a purchase price of $0.30 at the initial closing. On February 20, 2006, the Company closed the balance of $2,300,000 of the private placement. The Company sold 7,666,667 units at a purchase price of $0.30 at the second closing. Each unit consisted of one share of common stock and one half common stock purchase warrant. Each full common stock purchase warrant has an exercise price of $0.45 and a term of two years to February 13, 2008. Additionally, in connection with the appointment of new directors and officers on February 13, 2006, the Company granted options to purchase 7,600,000 shares of common stock to the new directors and employees.

All of the options and 5,416,667 of the warrants contained a provision that restricted the exercise of such options and warrants until the shareholders of the Company approved an amendment to the articles of incorporation of the Company increasing the number of shares of common stock to a number in excess of 115,000,000. The Company included this provision in the options and such warrants because, on a fully-diluted basis, the Company did not have enough shares reserved for issuance if those options and warrants were exercised. However, as of February 20, 2006, there were outstanding approximately 60,000,000 shares out of an authorized number of 100,000,000.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

August 18, 2006

The shares underlying the warrants were a completed private placement under Section 4(2) because the investment decision to purchase the units sold by the Company was made and completed on the date of the applicable closing. If the condition to exercise the warrants was not satisfied, the investors would not be entitled to a partial refund of the purchase price, additional securities or any other compensation. The investors in the private placement made the investment decision to purchase the units for $0.30 each on the applicable closing date with full knowledge that the warrants may never become exercisable. No further investment decision was to be made by the investors. Furthermore the Company did not have a contractual obligation to increase the number of authorized shares of common stock. It was appropriate to register the shares underlying the warrants because the private placement was completed on the date of the final closing, February 20, 2006.

The Staff has taken the position in the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations —July 1997, Securities Act Forms Item 61 that shares underlying options are permitted to be registered at any time before the option is exercised on Form S-8, without regard to when the option became exercisable. The Staff noted that this reasoning is based on a policy determination to treat Form 5-8 issuances more liberally, based on the employer/employee relationship. We respectfully submit that the reasoning set forth above in connection with Form 5-8 should be extended to the shares underlying the options that were issued by the Company to its directors and employees.

On June 14, 2006, the Company held its annual meeting of shareholders (the “Annual Meeting”). At the Annual Meeting the shareholders of the Company, upon the recommendation of the Company’s Board of Directors, approved an amendment to the Company’s Articles of Incorporation to, among other things, increase number of shares of common stock authorized from 100,000,000 to 500,000,000. As a result of the action taken by the shareholders of the Company at the Annual Meeting all of the warrants and options are now currently exercisable.

2.	Please revise the disclosure in the Form SB-2 as necessary to comply with all applicable comments written on your Form 10-KSB. This will eliminate the need for us to repeat similar comments.

RESPONSE: We have revised the disclosure in the Form SB-2 as necessary to comply with all applicable comments written on the Company’s l0-KSB.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

August 18, 2006

Selling Shareholder, page 37

3.
Please disclose if any of the selling shareholders are registered broker-dealers or affiliates of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

RESPONSE: In response to this comment the Company has revised the “Selling Shareholders” section to indicate that there are no selling shareholders who are registered broker-dealers and that there are five selling shareholders who are affiliates of registered broker-dealers. The Company has added a new paragraph under the “Selling Shareholders” section (see the ninth paragraph on page 42 of the Form SB-2/A) that explains, among other things, that each selling shareholder who is an affiliate of a registered broker-dealer purchased the Company’s common stock in the ordinary course of business, not for resale, and that none of such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock.

Form 10-KSB

Financial Statements, page 18

Consolidated Statement of Cash Flows, page 23

4.
We note that you report a $3.9 million positive adjustment for an apparent decrease in restricted cash in the operating cash flow section for 2004. Please disclose the nature of the restricted cash activity. Since you appear to have had custody of the cash balance at December 31, 2003, it would be helpful for you to explain in your disclosure the reasons you believe reporting it as a cash inflow in 2004 is appropriate.

RESPONSE: In response to this comment the Company has added an additional section entitled “Restricted Cash” to Note 2 — Summary of Significant Accounting Policies in its financial statements on page F-9 of the Form SB-2/A and page 25 of the Form 10-KSB/A in order to disclose the nature of the restricted cash activity in 2004.

The Company further advises the Staff that, in light of this review, it has reclassified the $3,897,229, shown originally as a cash inflow in the year ended December 31, 2004 and as an outflow in the year ended December 31, 2003, from Cash Flows from Operating Activities to Cash Flows from Financing Activities on page F-6 of the Form SB-2/A.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

August 18, 2006

Note 2 — Summary of Significant Accounting Policies, page 24

Metal on Leach Pad and in Metal-in- process Inventory, page 28.

5.
We note your disclosure suggesting Industry Guide 7 has guided you in deciding to assign no value to mineral properties and metal on your leach pads. Although Industry Guide 7 covers reserve definitions and disclosure requirements, it provides no guidance pertaining to the accounting required for leach pads. Please disclose the manner by which you “took over” the Mesquite Mine in November 2003, with details sufficient to understand the nature of any accompanying transaction, including the amount and form of consideration conveyed, and the amount of expense recognized under the method you describe. Please disclose your rationale for not assigning value to the properties acquired.

RESPONSE: The Company has revised Item 6 — Management Discussion and Analysis — Critical Accounting Policies on page 12 of the Form SB-2/A and Note 2 — Summary of Significant Accounting Policies on page F-12 of the Form SB-2/A, to disclose the manner of acquisition of the Mesquite Mine, the amount and form of consideration conveyed and the amount of expense recognized.

The Company notes that its accounting for mineral properties and metal on leach pad inventory is consistent with a request from the Staff to the Company in correspondence dated June 7, 2004. Since there were no specific reserve estimates available at that time and no proven and probable reserves as defined in Guide 7, it was management’s opinion that there was no assurance that a commercially viable mineral deposit existed at Mesquite. In addition, there was insufficient data and reserve information to determine the amount of economically recoverable minerals from the leach pads. As a result, the Staff was of the opinion that the recoverability of capitalized mining exploration and acquisition costs, including leach pad inventory was likely to be unsupportable under SFAS 144. The Company agreed with this position and expensed costs of $2,723,456 originally capitalized as at December 31, 2003. This accounting treatment is consistent with that of all exploration stage and development stage companies without demonstrated reserves. The value allocated to mineral properties included $2,662,370 of acquisition costs initially allocated to exploration costs and land values. This amount was the residual after deducting the appraised value of equipment and structures of $6,471,000 from the total cost of Mesquite of $9,133,370. The appraisal was performed by Harrison Western Construction Corporation.

By expensing all mineral property costs at December 31, 2003, the Company attributed no value to the metal on leach pad inventory. No formal reserve study was available at the time.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

August 18, 2006

Note 10—Loan Payable. page 34

6.
We note your disclosure explaining that you entered into a gold hedging program under which you sold forward 50 percent of your expected production for delivery every three months during the period from January 2004 through October 2005. However, you explain that you settle these contracts in cash as they mature for the difference between the sales and hedged prices, multiplied by the quantities you agreed to deliver, and that you have actually made payments of $261,768 and $687,480 under this program in periods not specified. Although we understand that you intended to hedge the forecasted transactions with your forward contracts, and see that you have disclosure stating that you concluded that the program is effective, it is unclear how your particular arrangement complies with the guidance in paragraph 28(b) of SFAS 133, requiring that you have a reasonable expectation for the hedging relationship to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of your hedge.

Please submit the documentation you had in place at inception of this arrangement which you compiled to comply with the requirements of paragraph 28(a) of SFAS 133, as well as the effectiveness tests you performed each quarter in arriving at your conclusions

RESPONSE: Under the terms of a bank loan Facility Agreement dated November 5, 2003 with RMB International (Dublin) Limited (“RMB”), Western Mesquite Mines Inc. (“WMMI”), a wholly-owned subsidiary of the Company, undertook to enter into a gold hedging program with RMB to hedge the underlying cash flow of the Company’s sole operating facility, the Mesquite Mine. The intention of the program was to assure RMB that the Company would generate a certain level of revenues from 50% of the anticipated gold production. The starting date for the program was December 31, 2003.

Under the program WMMI entered into a series of forward gold sales agreements with RMB, as set out in Schedule 1. The first contract expired on January 31, 2004 and a further seven expired at three-monthly intervals thereafter through October 31, 2005. Settlement could be by delivery of gold against the contracts or by cash settlement. From the outset a simple settlement process was established with RMB based on a calculation of the difference between $382.95, being the hedge price at December 31, 2003, and the spot price at the end of each three-month period, times the specified number of gold ounces covered by the forward contracts. All settlements were made on the designated dates and the hedging program was completed on October 31, 2005.

The Company believed from the outset that the program, if adhered to, would be highly effective because (i) the prices used for calculation of the settlement and the number of ounces of production subject to the calculation were defined and (ii) the same prices and the remaining number of ounces subject to settlement were used in developing the accounting entries at the end of each calendar quarter for external reporting purposes.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

August 18, 2006

In a SEC comment letter dated July 27, 2004, the Staff noted that “a change in the fair value of a derivative instrument that qualifies as the hedging instrument in a cash flow hedge should be reported as other comprehensive income”. The Company was requested to revise its financial statements as necessary and to provide Staff with a supplemental explanation of its accounting for the hedge program.

In a letter to Staff dated July 30, 2004, the Company stated that it proposed to revise its financial presentation and disclosures such that unrealized gains and losses in respect of the hedging program would be recorded in other comprehensive income. By way of example, the Company set out the proposed accounting entries as at its year end December 31, 2003 and as at the end of its first quarter March 31, 2004. Such accounting gave rise to a restatement of the Company’s financial results for the year end December 31, 2003. It was understood that this revision was in line with Staff’s original comments.

The Company consistently followed this method of accounting until the program expired on October 31, 2005. Schedule 2 sets out the quarterly entries through September 30, 2005 and the final entries in completion of the program.

Note 12— Preferred Stock, page 35

7.
Please disclose the accounting implications of reducing the conversion price on your Series A Preferred stock in 2005 to $0.17 per share, and indicate the original conversion price prior to this action. Also disclose which party may elect conversion and the periods over which conversion may occur. Tell us the specific authoritative literature you have applied in making your accounting determination in this area.

RESPONSE: In Note 12 to the financial statements for the year ended December 31, 2005 contained in its Registration Statement SB-2, the Company referred to the issuance to Romarco Minerals Inc. in 2005 of convertible promissory notes convertible into common stock at a price of $0.17 as constituting a deemed issuance of common stock. The Company informs Staff that in its review of this item, it has determined that an earlier event necessitating recalculation of the conversion price of the Series A Preferred stock occurred on August 25, 2005. This earlier event, involved the application of a $0.16 conversion price for the Series A Preferred stock. The Company has amended its disclosure in Note 12 of the Financial Statements accordingly and has also increased disclosure to address Staff’s comments. The Company has also amended its disclosure in Note 10 “Loans Payable” to describe the borrowing relationship with Romarco on pages F-4, F-5, F-6, F-20, F-27, and F-28 of the Form SB-2/A.

In making its accounting determination in this area, the Company has referred to the following authoritative literature:

•	EITF 00-19;

•	EITF 98-5;

•	EITF 00-27; and

•	APB Opinion No.14

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

August 18, 2006

Based on its further review of this authoritative literature, the Company has concluded that, since the conversion price of the Series A Preferred stock is adjustable downward based on future events, the conversion option constitutes a contingent “beneficial conversion feature” in terms of EITF 98-5. The Company has valued the conversion benefit arising to holders of the Series A Preferred stock and warrants and accounted for this as a deemed dividend as at the date of the trigger event, August 25, 2005. Such accounting treatment reflects the guidance of EITF 00-27 Para 23 and EITF 98-5 Para 8. The Company has revised its disclosure on page 15 of the Form SB-2/A and page 15 of the Form 10-KSB/A and its financial statements for the year ended December 31, 2005 on pages F-3 and F-27 of the Form SB-2/A to reflect this error correction.

Exhibit 32.2

8.
We note that the individual identified in the body of your chief financial officer’s Section 906 certification letter does not correspond with his signature. Accordingly, please amend your filing to provide a revised certification from your chief financial officer that eliminates this inconsistency

RESPONSE: In response to this comment, the Company has amended its filing to provide a revised certification from its chief financial officer.

* * * * *

At your request notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

August 18, 2006

Please do not hesitate to contact the undersigned at (212) 704-6179 if you have any questions or comments regarding the foregoing responses.

Sincerely,

/s/ Henry I. Rothman
Henry I. Rothman, Esq.

cc:       Donald Delaney
    U.S. Securities and Exchange Commission

    Melissa Duru
    U.S. Securities and Exchange Commission

    Brian Penny, Chief Financial Officer
    Western Goldfields, Inc.